

07007792

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regis Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Alkyre Run Drive, Suite 350
(No. and Street)

Westerville (City) Ohio (State) 43082 (Zip Code)



SEC MAIL PROCESSING SECTION
RECEIVED
AUG 27 2007
WASH, DC
185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert K Cargin 614-523-0976
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA Group
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Rd (Address) Columbus (City) OH (State) 43220 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert K. Cargin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regis Securities Corporation, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


NOTARIAL SEAL
STATE OF OHIO

KENNETH L. SHEPPARD, JR.
ATTORNEY AT LAW
Notary Public, State of Ohio
My Commission Has No Expiration
Section 147.03 R.C

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGIS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006



Martha J. Wickham, CPA
mwickham@hhhcpagroup.com

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

To the Board of Directors
Regis Securities Corporation
Westerville, Ohio

Independent Auditors' Report

We have audited the accompanying balance sheets of Regis Securities Corporation as of June 30, 2007 and 2006, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regis Securities Corporation as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

HHH CPA Group, LLC

HHH CPA GROUP, LLC.
Columbus, Ohio

Federal Employer ID Number: 20-3767687

Richard B. Dumas

Richard B. Dumas, CPA

August 9, 2007

REGIS SECURITIES CORPORATION

BALANCE SHEETS

JUNE 30, 2007 AND 2006

ASSETS	2007	2006
Cash	$ 45,003	$ 106,275
Deposits with clearing organization	45,000	45,000
Receivable from broker-dealers and clearing organization	49,963	61,709
Accounts receivable - other	5,900	1,500
Prepaid expenses	1,959	2,407
Total current assets	147,825	216,891
Property and equipment, net	6,665	8,754
Deferred income taxes	50,000	50,000
Deposits	110	110
	$ 204,600	$ 275,755
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 4,263	$ 10,176
Commissions payable	63,881	41,099
Accrued expenses	3,720	25,039
Income taxes payable	-	200
Total current liabilities	71,863	76,514
Stockholder's equity:		
Common stock (850 shares authorized, 100 shares issued and outstanding, at $100 par value)	10,000	10,000
Paid-in capital	401,225	396,225
Retained earnings	(278,488)	(206,984)
Total stockholder's equity	132,737	199,241
	$ 204,600	$ 275,755

See accompanying notes to financial statements.

REGIS SECURITIES CORPORATION

STATEMENTS OF INCOME

YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
Revenues:		
Commissions	$ 1,119,044	$ 2,265,887
Interest and dividends	4,315	5,736
Total revenues	1,123,359	2,271,623
Operating expenses:		
Commissions	819,967	1,756,640
Wages	135,370	157,771
Clearance fees	74,968	133,142
Professional services	43,224	42,659
Rent expense	38,825	40,366
Telephone	16,515	10,625
Payroll taxes	12,746	19,771
Quotation services	10,402	17,016
Licenses and dues	7,012	25,398
Travel	6,503	5,672
Office	5,150	11,347
Insurance	5,057	9,642
Advertising	3,992	1,141
Depreciation	2,089	1,915
Postage and delivery	2,814	1,329
Other	10,229	19,611
Total operating expenses	1,194,863	2,254,045
Income (loss) before income taxes	(71,504)	17,578
Income tax expense (benefit)	-	7,800
Net income (loss)	$ (71,504)	$ 9,778

See accompanying notes to financial statements.

REGIS SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
Common stock:		
Balance at beginning of year	$ 10,000	$ 10,000
Issuance of shares	-	-
Balance at end of year	10,000	10,000
Additional paid-in capital:		
Balance at beginning of year	396,225	396,225
Additional contribution	5,000	-
Balance at end of year	401,225	396,225
Retained earnings:		
Balance at beginning of year	(206,984)	(190,762)
Net income (loss)	(71,504)	9,778
Balance at end of year, as originally stated	(278,488)	(180,984)
Prior period adjustment for deferred income tax allowance account	-	(26,000)
Balance at end of year, as restated	(278,488)	(206,984)
Total stockholder's equity	$ 132,737	$ 199,241

See accompanying notes to financial statements.

REGIS SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED JUNE 30, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ (71,504)	$ 9,778
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	2,089	1,915
Deferred income taxes	-	7,000
(Increase) decrease in:		
Receivable from broker-dealers and clearing organization	11,746	45,075
Accounts receivable - other	(4,400)	(877)
Prepaid expenses	448	1,420
Increase (decrease) in:		
Accounts payable	(5,913)	7,280
Commissions payable	22,782	(45,232)
Accrued expenses	(21,320)	11,860
Income taxes payable	(200)	200
Total adjustments	31,232	28,641
Net cash provided by (used in) operating activities	(40,272)	38,419
Cash flows from investing activities:		
Capital expenditures	-	(5,235)
Net cash used in investing activities	-	(5,235)
Cash flows from financing activities:		
Paid in capital contributions	5,000	-
Prior period adjustment to deferred taxes	(26,000)	-
Net cash used in financing activities	(21,000)	-
Net increase (decrease) in cash	(61,272)	33,184
Cash at beginning of year	106,275	73,091
Cash at end of year	$ 45,003	$ 106,275
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes paid	$ 530	$ 300

See accompanying notes to financial statements.

REGIS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

Note 1 - Summary of Significant Accounting Policies

A. Organization

Regis Securities Corporation (the Company) was organized on April 13, 1999. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC), the State of Ohio Securities Division, and is a member of the National Association of Securities Dealers (NASD).

The Company does not hold customer funds or safe-keep customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of June 30, 2007, the Company is licensed in sixteen states, including California, Colorado, Florida, Georgia, Illinois, Indiana, Kentucky, Maine, Michigan, Minnesota, New Jersey, North Carolina, Ohio, Virginia, West Virginia, and Wisconsin. The Company maintains six branch offices outside of their main office.

B. Management's Estimates

Management estimates are required in the preparation of financial statements in conformity with generally accepted accounting principles.

C. Cash

The Company maintains cash balances at one bank and in one money market account. The cash balance in the bank was under the federally insured limit of $100,000 as of June 30, 2007. For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts and petty cash to be cash equivalents.

D. Depreciation

For financial reporting purposes, depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years.

E. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

Note 1 - Summary of Significant Accounting Policies - (Continued)

F. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs for fiscal 2007 and 2006 are $3,992 and $1,141, respectively.

G. Income Taxes

The provision for income taxes is based on pretax earnings reported on the financial statements, adjusted for transactions that will never enter into the computation of income taxes payable. The tax effects related to differences in the time certain income and expenses are recognized for financial reporting purposes and the time they are recognized for income tax reporting purposes are reflected in the balance sheet as deferred income taxes.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000 for the year ended June 30, 2007. At June 30, 2007 the Company's net capital as defined by SEC Rule 15c3-1 was $17,476 in excess of the minimum net capital required.

Note 4 – Related Party Transactions

The President leases office space on behalf of the Company. The Company pays the lease and it is recorded as rent expense on a monthly basis. There is no rental agreement between the Company and the President. Rent expense was $38,825 and $40,366 in 2007 and 2006, respectively.

Note 5 – Property and Equipment

A summary of property and equipment, recorded at cost, follows:

	2007	2006
Furniture and fixtures	$ 8,027	$ 8,027
Office equipment	17,621	17,621
Total property and equipment	25,648	25,648
Accumulated depreciation	(18,983)	(16,894)
Property and equipment, net	$ 6,665	$ 8,754

(Continued)

REGIS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007 AND 2006

Note 6 - Income Taxes

The components of income tax expense (benefit) are as follows:

	2007	2006
Current		
Federal	$ -	$ -
State & local	-	800
	-	800
Deferred	-	7,000
Total	$ -	$ 7,800

Income tax expense (benefit) differs from the Federal statutory rate for the following reasons:

	2006	2006
Income tax expense (benefit) at Federal statutory rate	$ (24,311)	$ 5,977
Increase (reduction) in tax resulting from:		
Increase in valuation allowance	(24,000)	
Effect of state and local income taxes	-	528
Meals and entertainment limitation	163	142
Other	148	1,153
	$ -	$ 7,800

Deferred income taxes recorded in the balance sheet consist of the following:

	2007	2006
Net operating loss carryforward	$100,000	$ 76,000
Valuation allowance	(50,000)	(26,000)
Net deferred tax assets	50,000	50,000
Deferred tax liabilities	-	-
Net deferred tax assets	$ 50,000	$ 76,000

A prior period adjustment was made to record the valuation allowance of $26,000 as of June 30, 2006. The valuation allowance was increased by $24,000 in fiscal 2007.

The Company has approximately $293,000 of net operating loss carryforwards, which will begin to expire in 2014 if not previously utilized.

Note 7 - Litigation

The Company has incurred significant legal fees in fiscal 2007 as a result litigation brought by third parties. The attorneys' involved in the lawsuits have not indicated any specific losses or range of losses related to these lawsuits. Certain lawsuits are subject to arbitration before the National Association of Securities Dealers, which arbitration is pending. As of the date of the audit report these matters are still pending and no liability is reflected in the accompanying financial statements.

REGIS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

AS OF JUNE 30, 2007

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL

Total stockholders' equity		$ 132,737
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		132,737
Non-allowable assets:		
Accounts receivable – other	$ 5,900	
Prepaid expenses	1,959	
Property and equipment, net	6,665	
Deferred income taxes	50,000	
Deposits	110	64,634
Net capital before haircuts on securities positions		68,103
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Trading inventory	-	
Other securities	627	627
Total net capital		$ 67,476

Schedule II

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 68,214
Audit adjustments	738
Net capital per audited financial statements	$ 67,476

The principal audit adjustment was a $938 increase in accrued commissions.



Martha J. Wickham, CPA
mwickham@hhhcpagroup.com

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Board of Directors
Regis Securities Corporation

In planning and performing our audit of the financial statements of Regis Securities Corporation for the year ended June 30, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office • 614.451.3818 Fax
www.hhhcpagroup.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 and should not be used for any other purpose.

HHH CPA Group LLC

HHH CPA GROUP, LLC.
Columbus, Ohio

August 9, 2006

END